EXHIBIT 21.1

LIST OF SUBSIDIARIES OF CARE INVESTMENT TRUST INC. AS OF DECEMBER 31, 2012

Name	Jurisdiction of Incorporation or Formation

Care YBE Subsidiary LLC	Delaware
Care GSL Holdings LLC	Delaware
Care GSL Stafford LLC	Delaware
Care GSL Fredericksburg LLC	Delaware
Care GSL Berryville LLC Care Cal Holdings LLC Care Cal JV LLC Tiptree Operating Company, LLC	Delaware Delaware Delaware Delaware